Filed by Friedman, Billings, Ramsey Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No.:001-15049

[FBR Logo]

Media Contacts:
--------------
Bob Leahy 703-312-9745 or bleahy@fbr.com
                          --------------
Bill Dixon 703-469-1092 or bdixon@fbr.com
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       FEDERAL RESERVE APPROVES MERGER OF FRIEDMAN, BILLINGS, RAMSEY GROUP
                      AND FBR ASSET INVESTMENT CORPORATION

ARLINGTON, VA., MARCH 14, 2003 - Friedman, Billings, Ramsey Group, Inc. (NYSE:
FBR) and FBR Asset Investment Corporation (NYSE: FB) today announced that the Board of Governors of the Federal Reserve System ("Federal Reserve") has approved the application by Friedman, Billings, Ramsey Group, Inc. to merge with FBR Asset Investment Corporation. The terms of the approval permit consummation of the merger after a 15 day waiting period, which will expire March 29, 2003. The shareholders of both companies will vote on the merger at special meetings to be held March 28, 2003.

"We are pleased that we have now received the last regulatory approval required for us to complete the merger," said Emanuel J. Friedman, Chairman and Co-Chief Executive Officer, Friedman, Billings, Ramsey Group, Inc. "Assuming closing of the merger following the shareholders meetings, we expect the Board of Directors of the merged company will declare a 34 cent first quarter dividend on all shares of the newly merged company for payment in April."

As part of the approval process, FBR Group committed to the Federal Reserve that within six months of the date of the merger, FBR Group would no longer be a financial holding company subject to regulation by the Federal Reserve. FBR Group will be able to satisfy this commitment and retain FBR National Bank & Trust with operations related to mutual funds, trust and custody.

"FBR National Bank and Trust's operations remain a valued portion of our business platform going forward, in particular as they relate to our mutual funds and trust business," said Eric F. Billings, Vice Chairman and Co-Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc. "The Bank's trust operations are showing great promise and this is an area of our business we expect to grow with the addition of new assets and new corporate trust relationships."

Friedman, Billings, Ramsey Group, Inc., headquartered in Arlington, Va., provides investment banking, institutional brokerage, specialized asset management, and private client services. FBR focuses capital and financial expertise on six industry sectors: financial services, real estate, technology, energy, healthcare, and diversified industries. FBR also has offices in Atlanta, Bethesda, Boston, Charlotte, Chicago, Cleveland, Dallas, Denver, Irvine, London, New York, Portland, San Francisco, Seattle, and Vienna. Bank products and services are offered by FBR National Bank & Trust, member FDIC and an Equal Housing Lender. For more information, see http://www.fbr.com.
                                          ------------------
FBR Asset Investment Corporation is a real estate investment trust (REIT). FBR Asset invests in

                                     (more)

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mortgage-backed securities and makes opportunistic investments in debt and equity securities of companies engaged in real estate-related and other businesses. FBR Asset is externally managed by Friedman, Billings, Ramsey Investment Management, Inc., a subsidiary of Friedman, Billings, Ramsey Group, Inc. Friedman, Billings, Ramsey Group, Inc. is currently a minority shareholder of FBR Asset.

                                      # # #


                                PROXY INFORMATION

IN CONNECTION WITH THE PROPOSED TRANSACTIONS, FRIEDMAN, BILLINGS, RAMSEY GROUP, INC., FBR ASSET INVESTMENT CORPORATION AND FOREST MERGER CORPORATION HAVE FILED A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING INFORMATION ABOUT FBR GROUP AND FBR ASSET, WITHOUT CHARGE, AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF BOTH
                                 ------------------
COMPANIES' FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO 1001 NINETEENTH STREET NORTH, ARLINGTON, VIRGINIA 22209, ATTENTION: INVESTOR RELATIONS.

                          PARTICIPANTS IN SOLICITATION

FBR GROUP, FBR ASSET AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER MEMBERS OF THEIR MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INFORMATION CONCERNING FBR GROUP'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN FBR GROUP'S PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS, FILED WITH THE SEC ON MAY 30, 2002. INFORMATION CONCERNING FBR ASSET'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN FBR ASSET'S PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS, FILED WITH THE SEC ON APRIL 23, 2002. ADDITIONAL INFORMATION IS SET FORTH IN THE DEFINITIVE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE TRANSACTION FILED WITH THE SEC.